ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

NOVONIX CFO Nick Liveris to Transition to Non-Executive Director

BRISBANE, Australia, May 23, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, today announced that Chief Financial Officer ("CFO"), Nick Liveris, will retire from his executive role and transition to a non-executive role on NOVONIX’s Board of Directors, effective on the appointment of a new CFO. The Company has begun the process of recruiting a new CFO who will work closely with Mr. Liveris to ensure a successful transition of the role.

Mr. Liveris has decided to retire from the executive role at NOVONIX to work full time with the Liveris Family Office, through which he will continue to support NOVONIX. The Company recognizes the significant contributions made by Mr. Liveris over the past seven years of service to the business to build the strong position of the Company today as a North American leader in the battery materials and its supporting technology. Mr. Liveris becoming a Non-Executive Director will allow NOVONIX to retain his experience and knowledge of the Company to support its continued growth.

Dr. Chris Burns, CEO of NOVONIX, said, “On behalf of the entire NOVONIX team, I want to thank Nick for his years of service for the company. Nick played a key role in implementing our differentiated strategy towards localizing the battery material supply chain. We’re excited to continue working with Nick in his new capacity as a Director.”

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA